RESPONSE BIOMEDICAL CORP.

SUBSCRIPTION FOR UNITS

TO:	Response Biomedical Corp. (the “Company”)
AND TO:	Haywood Securities Inc. (the “Agent”)

The undersigned (the “Subscriber”) hereby irrevocably subscribes for and agrees to purchase the number of units (the “Units”) in the capital of the Company, set forth below for the aggregate subscription price set forth below, representing a subscription price of C$0.50 per Unit upon and subject to the terms and conditions set forth in the “Terms and Conditions of Subscription for Securities of Response Biomedical Corp.” attached to and forming a part hereof. Each Unit is comprised of (i) one common share of the Company  (“Common Share”), and (ii) one-half (1/2) of a common share purchase warrant (“W arrant”), each whole Warrant entitling the Subscriber to purchase one additional Common Share (a “Warrant Share”) for a period of two years from the Closing Date (as defined herein) at a subscription price of C$0.62 per Warrant Share (subject to customary adjustments). This subscription is subject to acceptance by the Company and may be accepted as to the number of Units set forth below or such lesser number as may be determined by the Company at its discretion. In addition to this face page, the Subscriber must also complete all applicable Schedules attached hereto.

Number of Units ____________ Aggregate Subscription Value C$____________

Number of common shares of the Company held by the Subscriber excluding those being subscribed for hereunder: ____________

Subscriber is an Insider*    ☐  Yes   ☐  No                                           Subscriber is Member of Pro Group**  ☐  Yes   ☐  No

* Director, Senior Officer or 10% Shareholder ** Member of TSX Venture Exchange and related parties
Register the Purchased Securities as set forth below:

(Name of Subscriber – please print)
(Name)
By:
(Authorized Signature)
(Account reference, if applicable)
(Official Capacity or Title – please print)

(Please print name of individual whose signature
appears above if different than the name of the	(Address)
subscriber printed above.)
Deliver the Purchased Securities as set forth below:

(Name)

(Subscriber’s Address)	(Account reference, if applicable)

(Telephone Number)	(Contact Name)

(Address)

ACCEPTANCE: The Company hereby accepts the above subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Response Biomedical Corp.

Per:	_________________________________________________	March ____________, 2006
Authorized Signatory

TERMS AND CONDITIONS OF SUBSCRIPTION FOR
SECURITIES OF RESPONSE BIOMEDICAL CORP.

Terms of the Offering

1.

The Subscriber acknowledges that the Units subscribed for hereunder form part of an issuance and sale by the Company of securities for gross proceeds of up to C$10,000,000 comprised of up to 20,000,000 Units at a subscription price of C$0.50 per Unit, each Unit consisting of one Common Share and one-half of one Warrant (the “Offering”). The Subscriber acknowledges and agrees that the Company may, acting unilaterally, increase or decrease the size of the Offering without the consent of or notice to the Subscriber. The Subscriber further acknowledges and agrees that the Company is carrying out concurrently a non-brokered offering of up to 4,000,000 Units for additional gross proceeds of up to C$2,000,000.

2.

Each whole Warrant will entitle the holder to acquire a Warrant Share (subject to customary adjustments) at a price of C$0.62 per Warrant Share during the period commencing on the Closing Date (as herein defined) until the date which is two years following the Closing Date.

3.

The Subscriber acknowledges and agrees that it has been advised to and has had the opportunity to read the Company’s press release dated March 16, 2006. The Company makes no representation or warranty to the Subscriber regarding the occurrence or non-occurrence of the potential transactions described therein.

Representations, Warranties and Covenants by Subscriber

4.

The Subscriber represents, warrants and covenants to the Company and the Agent (and acknowledges that the Company and the Agent and their respective counsel, are relying thereon) as at the date hereof and as at the Closing Time (as such term is defined below) that:

(a)

it has been independently advised as to restrictions with respect to trading in the Units, Common Shares, the Warrants and the Warrant Shares (collectively, the “Purchased Securities”), imposed by applicable securities legislation in the jurisdiction in which it resides, confirms that no representation has been made to it by or on behalf of the Company with respect thereto, acknowledges that it is aware of the characteristics of the Purchased Securities, the risks relating to an investment therein and of the fact that it may not be able to resell the Purchased Securities except in accordance with limited exemptions under applicable securities legislation and regulatory policies until expiry of the applicable hold period and in compliance with the other requirements of applicable law;

(b)

it has not received nor has it requested, nor does it have any need to receive, any document describing the business and affairs of the Company and it has not become aware of any advertisement with respect to the Offering or the distribution of the Units by the Company;

	(c)	it has not relied upon any verbal or written representation as to fact or otherwise made by or on behalf of the Company;

(d)

the Subscriber is resident in the jurisdiction set forth in this Subscription Agreement as the “Subscriber’s Address” below the Subscriber’s signature as set forth on the first page hereof, and the purchase by and sale to the Subscriber of the Units, and any act, solicitation, conduct or negotiation directly or indirectly in furtherance of such purchase and sale has occurred only in such jurisdiction;

(e)

the Subscriber is purchasing the Units as principal for its own account and not for the benefit of any other person, and not with a view to the resale or distribution of all or any of the Purchased Securities, and:

(i)

if the Subscriber is resident in British Columbia, Alberta or Ontario, the Subscriber is an “accredited investor” as defined in Exhibit “1” of Schedule “A” attached hereto and has concurrently executed and delivered an Accredited Investor Certificate in the form attached hereto as Schedule “A”, including Exhibit “1” thereto completed as directed, or

(ii)

if the Subscriber is resident in British Columbia or Alberta, the Subscriber is an “eligible investor” as defined in Exhibit “1” of Schedule “B” attached hereto and has concurrently executed and delivered an Eligible Investor Certificate in the form attached hereto as Schedule “B”, including Exhibit “1” thereto completed as directed, or

(iii)

if the Subscriber is resident in Ontario, the Subscriber is a founder of the Company, an affiliate of a founder of the Company, a spouse, parent, brother, sister, grandparent or child of an executive officer, director or founder of the Company, or a person that is a control person of the Company (as such terms are defined in Exhibit “1” of Schedule “C” attached hereto) and has concurrently executed and delivered a Founder, Control Person and Family Certificate in the form attached hereto as Schedule “C” including Exhibit “1” thereto completed as directed, or

(iv)	has purchased that number of Purchased Securities having an acquisition cost to the Subscriber of not less than $150,000 to be paid in cash on the Closing Date;

(f)

it is aware that the Purchased Securities have not been and will not be registered under the United States Securities Act of 1933 (the “1933 Act”), that the Company has no obligation or present intention to file a registration statement under the 1933 Act, and that these securities may not be offered or sold in the United States without registration under the 1933 Act or compliance with requirements of an exemption from registration;

(g)	this subscription has not been solicited in any other manner contrary to the applicable securities legislation or the 1933 Act;

(h)

it undertakes and agrees that it will not offer or sell the Purchased Securities in the United States unless such securities are registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available, and further that it will not resell the Purchased Securities, except in accordance with the provisions of applicable securities legislation, regulations, rules, policies and orders and stock exchange rules;

(i)

the Subscriber is not a person in the United States or a U.S. person, as defined in Regulation S under the 1933 Act (“U.S. Person”) (the definition of which generally includes, and is not limited to, (A) any natural person resident in the United States, (B) any partnership or corporation organized or incorporated under the laws of the United States, (C) any estate or trust of which any executor, administrator or trustee is a U.S. Person, (D) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States, and (E) any partnership or corporation organized or incorporated under the laws of any non-U.S. jurisdiction which is formed by a U.S. Person principally for the purpose of investing in securities not registered under the 1933 Act, unless it is organized or incorporated, and owned, by accredited investors, as defined in Rule 501 under the 1933 Act, who are not natural persons, estates or trusts);

(j)	the offer to purchase the Units was not made to the Subscriber in the United States;

(k)

at the time the Subscriber’s subscription for the Units was executed and delivered to the Company, the Subscriber (or the Subscriber’s authorized signatory, if it is an entity) was outside the United States;

(l)

the Subscriber acknowledges that the Warrants may not be exercised by or on behalf of a U.S. Person or a person in the United States unless an exemption is available from the registration requirements of the 1933 Act and the securities laws of all applicable states, and the holder has furnished an opinion of counsel satisfactory to the Company to such effect;

(m)

if the Subscriber is a company or body corporate it is a valid and subsisting corporation, it has the necessary corporate capacity and authority to execute and deliver this Subscription Agreement and to take all actions required pursuant thereto and certifies that all necessary approvals by its directors, shareholders, partners, members or otherwise has been given and the entering into of this Subscription Agreement and the transactions contemplated hereby will not result in the violation of any of the terms and provisions of any law applicable to, or the constating documents of, the Subscriber or of any agreement, written or oral, to which the Subscriber may be a party or by which the Subscriber is or may be bound;

(n)

if the Subscriber is a partnership, syndicate or other form of unincorporated organization, the Subscriber has the necessary legal capacity and authority to execute and deliver this Subscription Agreement and to observe and perform its covenants and obligations hereunder and has obtained all necessary approvals in respect thereof;

(o)	if the Subscriber is an individual, it is of the full age of majority and is legally competent to execute this Subscription Agreement and take all action pursuant hereto;

(p)

if the Subscriber is a company or body corporate or a partnership, syndicate or any other form of unincorporated organization, the Subscriber was not created and is not being used solely to permit purchases of or to hold securities without a prospectus in reliance on a prospectus and registration exemption (including but not limited to the “Minimum Investment Amount” exemption provided under section 2.10 of National Instrument 45-106 or as an accredited investor as described in paragraph (m) of the definition of “accredited investor” in section 1.1 of National Instrument 45-106) and it pre-existed the Offering and has a bona fide purpose other than investment in the Units;

(q)	this Subscription Agreement has been duly and validly authorized, executed and delivered by and constitutes a legal, valid, binding and enforceable obligation of the undersigned;

(r)

it has such knowledge in financial and business affairs as to be capable of evaluating the merits and risks of its investment and it is able to bear the economic risk of loss of its investment. The Subscriber acknowledges that the proceeds of the Offering will not be sufficient to meet the Company’s future capital needs, that the Company is actively seeking additional financing, and that such additional financing, if obtained, may be on terms that are materially different from the terms of the Offering;

(s)

it understands that the Purchased Securities will be subject to a four-month “hold period” under applicable securities legislation and the policies of the TSX Venture Exchange (the “Exchange”) and may not be resold until the expiry of such “hold period” except in accordance with limited exemptions under applicable securities legislation and regulatory policies and that the Company may cause a legend to such effect to be placed on the certificates representing the Purchased Securities. The Subscriber acknowledges that it is aware that until the expiry of the four-month “hold period” and any other applicable resale restrictions, such securities cannot be traded through the facilities of the Exchange since the certificate is not freely transferable and consequently is not “good delivery” in settlement of transactions on the Exchange;

(t)	the Subscriber acknowledges that the certificates representing the Purchased Securities, including if necessary, the Warrant Shares, will bear the following legends:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [the date which is four months and one day after the Closing Date will be inserted];"

and

"WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [the date which is four months and one day after the Closing Date will be inserted];"

provided that subsequent to the date which is four months and one day after the date of the Closing the certificates representing the Purchased Securities may be exchanged for certificates bearing no such legends;

(u)	no representation has been made to it regarding the present or future value of the Purchased Securities;

(v)

the Subscriber has no knowledge of a “material fact” or “material change” (as those terms are defined in the applicable securities legislation) in the affairs of the Company that has not been generally disclosed to the public, except knowledge of this particular transaction;

(w)	it is restricted from using most of the civil remedies available under applicable securities legislation;

(x)	it will not receive information that would otherwise be required to be provided to it under applicable securities legislation;

(y)	the Company is relieved of certain obligations that would otherwise apply under applicable securities legislation;

(z)

if the Subscriber is not resident in British Columbia, then the Subscriber certifies that it is aware that it is not purchasing the Purchased Securities hereunder pursuant to a prospectus and as a result:

(i) there is no government or other insurance covering the Purchased Securities;

(ii) there are risks associated with the purchase of the Purchased Securities;

(iii)

there are restrictions on the Subscriber's ability to resell the Purchased Securities and it is the responsibility of the Subscriber to find out what those restrictions are and to comply with them before selling the Purchased Securities;

(iv) no securities commission or similar regulatory authority has reviewed or passed on the merits of the Purchased Securities or the Offering; and

(v)

the Subscriber acknowledges that the Company has advised the Subscriber that the Company is relying on exemptions from the requirements to provide the Subscriber with a prospectus and to sell the Purchased Securities through a person registered to sell securities under the Securities Act (British Columbia) and, as a consequence of acquiring the Purchased Securities pursuant to these exemptions, certain protections, rights and remedies provided by the Securities Act (British Columbia), including statutory rights of rescission or damages, will not be available to the Subscriber;

(aa)

it understands that the sale and delivery of the Units is conditional upon such sale being exempt from the requirements as to the filing of a prospectus or upon the issuance of such orders, consents or approvals as may be required to permit such sale without the requirement of filing a prospectus;

(bb)

the funds representing the aggregate subscription price for the Purchased Securities which will be advanced by the Subscriber hereunder will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the Subscriber acknowledges that the Company may in the future be required by law to disclose the Subscriber’s name and other information relating to this Subscription Agreement and the Subscriber’s subscription hereunder, on a confidential basis, pursuant to such Act. To the best of its knowledge: (a) none of the subscription funds to be provided by the Subscriber (i) have been or will be derived from or related to any activity that is deemed criminal under the laws of Canada, the United States, or any other jurisdiction, or (ii) are being tendered on behalf of a person or entity who has not been identified to the Subscriber; and (b) the Subscriber shall promptly notify the Company and the Agent if the Subscriber discovers that any of such representations ceases to be true, and to provide the Company and the Agent with appropriate information in connection therewith;

(cc)

if required by applicable securities legislation, regulations, rules, policies or orders or by any securities commission, stock exchange or other regulatory authority, the undersigned will execute, deliver, file and otherwise assist the Company in filing, such reports, undertakings and other documents with respect to the issue or continued ownership of the Purchased Securities as may be required;

(dd)

it will comply with all applicable securities legislation, regulations, rules, orders, policies or other laws concerning the purchasing, holding and resale or other disposition of the Purchased Securities, including the execution and filing of any required private placement reports. In particular, the Subscriber will not resell or otherwise transfer or dispose of any of the Purchased Securities except in accordance with the provisions of all applicable securities laws and stock exchange rules;

(ee)	the acquisition of Units hereunder by the Subscriber will not result in the Subscriber becoming a “Control Person”, as defined under applicable Canadian securities laws; and

(ff)

the Subscriber acknowledges that it has been encouraged to obtain independent legal, income tax and investment advice with respect to its subscription for Units and accordingly, has had the opportunity to acquire an understanding of the meanings of all terms contained herein relevant to the Subscriber for purposes of giving representations, warranties and covenants under this Subscription Agreement.

Representations and Warranties of the Company.

5.

Except as set forth under the corresponding section of the disclosure schedules delivered to the Subscribers concurrently herewith (the “Disclosure Schedules”) which Disclosure Schedules shall be deemed a part hereof, the Company hereby makes the representations and warranties set forth below to each Subscriber as of the date hereof and as of the Closing Date as follows:

(a)

Subsidiaries. All of the direct and indirect subsidiaries of the Company (the “Subsidiaries)” are set forth on Schedule 5(a). The Company owns, directly or indirectly, all of the issued and outstanding shares or other equity interests of each Subsidiary free and clear of any Liens (as defined below), and all the issued and outstanding shares of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities. If the Company has no subsidiaries, then references in this Agreement to the Subsidiaries will be disregarded.

(b)

Organization and Qualification. Each of the Company and the Subsidiaries is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation, with the requisite corporate power and corporate authority to own and use its properties and assets and to carry on its business as currently conducted. Neither the Company nor any Subsidiary is in violation or default of any of the provisions of its respective articles of incorporation, bylaws or other organizational or charter documents. Each of the Company and the Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not reasonably be expected to have or result in (i) a material adverse effect on the legality, validity or enforceability of this Agreement, (ii) a material adverse effect on the results of operations, assets, business, prospects or financial condition of the Company and the Subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under this Agreement (any of (i), (ii) or (iii), a “Material Adverse Effect”) and no proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

(c)

Authorization; Enforcement. The Company has the requisite corporate power and corporate authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations thereunder. The execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company in connection therewith other than in connection with the Required Approvals (as defined in Section 5(e) hereof). This Agreement has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(d)

No Conflicts. The execution, delivery and performance of this Agreement by the Company, the issuance and sale of the Common Shares and the consummation by the Company of the other transactions contemplated thereby do not and will not (i) conflict with or violate any provision of the Company’s or any Subsidiary’s articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any lien, charge, security interest, encumbrance, right of first refusal, preemptive right or other restriction (a “Lien”) upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not reasonably be expected to have or result in a Material Adverse Effect.

(e)

Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other third party in connection with the execution, delivery and performance by the Company of this Agreement and the transactions contemplated herein other than (i) filings required pursuant to applicable securities laws and the rules and policies of the Exchange, (ii) application(s) to the Exchange for the approval of the transactions contemplated hereunder and the listing of the Common Shares and Warrant Shares for trading thereon in the time and manner required thereby, (iii) the filing of Form D with the Securities and Exchange Commission (if the Company elects to rely on Rule 506 under the 1933 Act) and such filings as are required to be made under applicable United States state and Canadian provincial securities laws (collectively, the “Required Approvals”) and (iv) the notices described in Schedule 5(e).

(f)

Issuance of the Purchased Securities. The Common Shares and Warrants are duly authorized and, when issued and paid for in accordance with this Agreement, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company other than restrictions on transfer provided for in this Agreement. The Warrant Shares, when issued in accordance with the terms of this Agreement and the Warrant Certificate, will be validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company other than restrictions on transfer provided for in this Agreement. The Company has reserved from its duly authorized capital the maximum number of common shares issuable pursuant to this Agreement and the Warrants.

(g)

Capitalization. The capitalization of the Company is as described in the Company’s most recent Canadian Disclosure Documents, updated as set forth in Schedule 5(g). The Company has not issued any shares since such filing other than pursuant to the exercise of stock options under the Company’s incentive compensation and stock option plans or agreements, the issuance of common shares pursuant to the Company’s employee stock purchase plan and pursuant to the conversion or exercise of outstanding securities convertible, exchangeable or exerciseable for common shares of the Company (the “Common Share Equivalents”). Except as has been complied with or waived, no third party has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by this Agreement. Except as a result of the purchase and sale of the Purchased Securities and as set forth in Schedule 5(g), there are no outstanding options, warrants, script rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exchangeable for, or giving any third party any right to subscribe for or acquire, any common shares, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional common shares or Common Share Equivalents. Except as set forth in Schedule 5(g), the issue and sale of the Purchased Securities will not obligate the Company to issue common shares or other securities to any third party (other than the Subscribers) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under such securities. All of the outstanding shares of the Company are validly issued, fully paid and nonassessable, have been issued in compliance with all United States federal and state and Canadian provincial securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. No further approval or authorization of any shareholder, the Board of Directors of the Company or others is required for the issuance and sale of the Common Shares, other than the Required Approvals. Except as set forth in Schedule 5(g), there are no shareholders agreements, voting agreements or other similar agreements with respect to the Company’s share capital to which the Company is a party or, to the knowledge of the Company, any agreement between or among any of the Company’s shareholders relating to the voting securities of the Company.

(h)

Continuous Disclosure; SEC Reports; Financial Statements. The Company is a “reporting issuer” in British Columbia, Alberta and Ontario and has publicly filed all annual information forms, prospectuses, material change reports, shareholder communications, press releases, and financial statements and other documents required to be filed by it under the securities laws of such provinces and under the rules and regulations of the Exchange (the foregoing materials being collectively referred to herein as the “Canadian Disclosure Documents”). The Company has filed all reports required to be filed by it under the 1933 Act and the Securities Exchange Act of 1934, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as the Company was required by law to file such material) (the foregoing materials, including the exhibits thereto and any materials voluntarily filed with the Securities and Exchange Commission, being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective dates, the SEC Reports complied in all material respects with the applicable requirements of the 1933 Act and the Securities Exchange Act of 1934 and the rules and regulations of the Securities and Exchange Commission promulgated thereunder, the Canadian Disclosure Documents complied in all material respects with the applicable requirements of Canadian securities laws and the rules and regulations of the Exchange and none of the SEC Reports or the Canadian Disclosure Documents, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Reports and Canadian Disclosure Documents comply in all material respects with applicable accounting requirements and the rules and regulations of the Securities and Exchange Commission with respect thereto as in effect at the time of filing and the financial statements included in the Canadian Disclosure Documents complied in all material respects with the applicable accounting requirements and rules and regulations of Canadian securities laws. Such financial statements have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of the Company and its consolidated subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

(i)

Material Changes. Since the date of the latest audited financial statements filed on SEDAR, except as set forth in Schedule 5(i), (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP or required to be disclosed in filings made with the securities commissions, including the Securities and Exchange Commission, (iii) the Company has not altered its method of accounting, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its shareholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its share capital and (v) the Company has not issued any equity securities to any officer, director or affiliate, except pursuant to existing Company incentive compensation and stock option plans or agreements. The Company does not have pending before the securities commissions, including the Securities and Exchange Commission any request for confidential treatment of information.

(j)

Litigation. Except as set forth in Schedule 5(j), there is no action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an “Action”) which (i) adversely affects or challenges the legality, validity or enforceability of this Agreement or the Purchased Securities or (ii) could, if there were an unfavorable decision, reasonably be expected to have or result in a Material Adverse Effect.

Neither the Company nor any Subsidiary, nor any director or officer thereof is the subject of any

Action, or has been the subject of any material Action, involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty. There has not been any material investigation, and to the knowledge of the Company, there is not pending or contemplated any investigation, by the securities commissions, including the Securities and Exchange Commission, involving the Company or any current or former director or officer of the Company. The Securities and Exchange Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Securities Exchange Act of 1934 or the 1933 Act.

(k)

Labor Relations. No material labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company which could reasonably be expected to result in a Material Adverse Effect.

(l)

Compliance. Except as set forth in Schedule 5(l), neither the Company nor any Subsidiary (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any order of any court, arbitrator or governmental body, or (iii) is or has been in violation of any statute, rule or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws applicable to its business except in each case as could not have a Material Adverse Effect.

(m)

Regulatory Permits. The Company and the Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the Canadian Disclosure Documents, except where the failure to possess such permits could not reasonably be expected to have or result in a Material Adverse Effect (“Material Permits”), and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit.

(n)

Title to Assets. Except as set forth in Schedule 5(n), the Company and the Subsidiaries have good and marketable title in fee simple to all real property owned by them that is material to the business of the Company and the Subsidiaries and good and marketable title in all personal property owned by them that is material to the business of the Company and the Subsidiaries, in each case free and clear of all Liens, except for Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries and Liens for the payment of federal, state or other taxes, the payment of which is neither delinquent nor subject to penalties. Any real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases of which the Company and the Subsidiaries are in material compliance.

(o)

Patents and Trademarks. To the knowledge of the Company, the Company and the Subsidiaries have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, licenses and other similar rights necessary or material for use in connection with their respective businesses as described in the Canadian Disclosure Documents and which the failure to so have could reasonably be expected to have a Material Adverse Effect (collectively, the “Intellectual Property Rights”). Neither the Company nor any Subsidiary has received a written notice that the Intellectual Property Rights used by the Company or any Subsidiary violates or infringes upon the rights of any third party. Except as set forth in Schedule 5(o), to the knowledge of the Company, all such Intellectual Property Rights are enforceable and there is no existing infringement by another third party of any of the Intellectual Property Rights of others.

(p)

Insurance. The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and the Subsidiaries are currently engaged. To the Company’s knowledge, such insurance contracts and policies are accurate and complete. Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost, except for significant increases in cost that are generally applicable to the insurance industry, and the size, stage or state of the Company’s business.

(q)

Transactions With Affiliates and Employees. None of the executive officers or directors of the Company and, to the knowledge of the Company, none of the employees of the Company is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any executive officer, director or such employee or, to the knowledge of the Company, any entity in which any executive officer, director, or any such employee has a substantial interest or is an executive officer, director, trustee or partner, in each case in excess of US$60,000 other than (i) for payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company and (iii) for other employee benefits, including stock option agreements under any incentive compensation or stock option plan or agreement of the Company.

(r)

Sarbanes-Oxley; Internal Accounting Controls. Except as set forth in Schedule 5(r), the Company is in material compliance with all provisions of the Sarbanes-Oxley Act of 2002 which are applicable to it as of the Closing Date. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of consolidated financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has established disclosure controls and procedures (as defined in Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) for the Company and such disclosure controls and procedures are designed to ensure that material information relating to the Company required to be disclosed by the Company in the reports that is files or submits under the Securities Exchange Act of 1934 is made known to the certifying officers by others within those entities, particularly during the period in which the Company’s most recently filed periodic report under the Securities Exchange Act of 1934, as the case may be, is being prepared. The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the most recently filed periodic report under the Securities Exchange Act of 1934 (such date, the “Evaluation Date”). The Company presented in its most recently filed periodic report under the Securities Exchange Act of 1934 the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no significant changes in the Company’s disclosure controls or, to the Company’s knowledge, in other factors that could significantly affect the Company’s disclosure controls.

(s)

Certain Fees. Except for the fees and other compensation payable to the Agent, the fees and other compensation payable to Delafield Hambrecht, Inc. for certain sales of Units pursuant to the letter agreement between Delafield Hambrecht, Inc. and the Company dated March 15, 2006, and the fees payable to finders in connection with the concurrent non-brokered offering, no additional brokerage or finder’s fees or commissions are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other third party with respect to the transactions contemplated by this Agreement, and the Company has not taken any action that would cause any Subscriber to be liable for any such fees or commissions.

(t)

Private Placement. Assuming (i) the accuracy of the Subscribers’ representations and warranties, and the Subscribers’ compliance with their covenants and agreements, set forth herein, (ii) the accuracy of the Agent’s representations and warranties, and the Agent’s compliance with its covenants and agreements, set forth in the agency agreement between the Company and the Agent to be dated on or about March, 2006 (the “Agency Agreement”), and (iii) the accuracy of the representations and warranties to be made by the Subscribers or their permitted assigns in connection with exercises of the Warrants, no registration under the 1933 Act is required for the offer and sale of the Purchased Securities by the Company to the Subscribers as contemplated hereby. The issuance and sale of the Purchased Securities hereunder does not contravene the rules and regulations of the Exchange.

(u)

Investment Company. The Company is not, and is not an affiliate of, and immediately after receipt of payment for the Common Shares, will not be or be an affiliate of, an entity that is registered or is required to be registered as an “investment company” within the meaning of the Investment Company Act of 1940. The Company shall conduct its business in a manner so that it will not become subject to the Investment Company Act of 1940.

(v)	Registration Rights. No third party has any right to cause the Company to effect the registration under the 1933 Act of any securities of the Company.

(w)

Listing and Maintenance Requirements. The Company’s common shares are registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, and the Company has taken no action designed to, or which to its knowledge is reasonably likely to have the effect of, terminating the registration of the common shares under the Securities Exchange Act of 1934 nor has the Company received any notification that the Securities and Exchange Commission is contemplating terminating such registration. The Company has not, in the 12 months preceding the date hereof, received notice from the Exchange on which the common shares are or have been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of the Exchange. The Company is in compliance with all such listing and maintenance requirements, and the Company has taken no action which, to its knowledge reasonably could be expected to result in the Company’s non-compliance with such listing and maintenance requirements. No order ceasing or suspending trading in the securities of the Company nor prohibiting sale of such securities has been issued to the Company or its directors, officers or promoters or to any companies that have common directors, officers or promoters and, to the knowledge of the Company, no investigations or proceedings for such purposes are pending or threatened.

(x)

Application of Takeover Protections. The Company and its Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s articles of incorporation, bylaws or other organizational or charter documents or the laws of its state of incorporation that is or could become applicable to the Subscribers as a result of the Subscribers and the Company fulfilling their obligations or exercising their rights under this Agreement, including without limitation the Company’s issuance of the Purchased Securities and the Subscribers’ ownership of the Purchased Securities.

(y)

Disclosure. The disclosures provided to the Subscribers regarding the Company, its business and the transactions contemplated hereby, in this Agreement, including the Disclosure Schedules to this Agreement, are true and correct in all material respects and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Company has disclosed to the Subscribers the existence of discussions relating to the matters disclosed on Schedule 5(y), and the Company makes no representation or warranty to the Subscribers as to the occurrence or non-occurrence of the events described therein. The Company acknowledges and agrees that no Subscriber makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth herein hereof.

(z)

No Integrated Offering. Assuming the accuracy of the Subscribers’ representations and warranties set forth herein, neither the Company, nor any of its affiliates, nor any third party acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Purchased Securities to be integrated with prior offerings by the Company for purposes of the 1933 Act or any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of the Exchange on which any of the securities of the Company are listed or designated, in a manner that would require the registration under the 1933 Act of the sale of the Purchased Securities to the Subscribers or that would require shareholder approval of the sale of the Purchased Securities to the Subscribers.

(aa)

Solvency. Based on the financial condition of the Company as of the Closing Date after giving effect to the receipt by the Company of the proceeds from the sale of the Purchased Securities hereunder, (i) the Company’s fair saleable value of its assets exceeds the amount that will be required to be paid on or in respect of the Company’s existing debts and other liabilities (including known contingent liabilities) as they mature; (ii) the Company’s assets do not constitute unreasonably small capital to carry on its business for the current fiscal year as now conducted and as proposed to be conducted including its capital needs taking into account the particular capital requirements of the business conducted by the Company, and projected capital requirements and capital availability thereof; and (iii) the current cash flow of the Company, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its debt when such amounts are required to be paid. The Company does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its debt). The Company has no knowledge of any facts or circumstances which lead it to believe that it will file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction within one year from the Closing Date. The Canadian Disclosure Documents set forth as of the dates thereof all outstanding secured and unsecured Indebtedness of the Company or any Subsidiary, or for which the Company or any Subsidiary has commitments. For the purposes of this Agreement, “Indebtedness” shall mean (a) any liabilities for borrowed money or amounts owed in excess of US$100,000 (other than trade accounts payable incurred in the ordinary course of business and liabilities not required to be reflected in the Company's consolidated financial statements pursuant to GAAP or required to be described in filings made with the securities commissions, including the Securities and Exchange Commission), (b) all guaranties, endorsements and other contingent obligations in respect of Indebtedness of others, whether or not the same are or should be reflected in the Company’s balance sheet (or the notes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; and (c) the present value of any lease payments in excess of US$100,000 due under leases required to be capitalized in accordance with GAAP. Neither the Company nor any Subsidiary is in material default with respect to any Indebtedness.

(bb)

Taxes. Except for matters that would not, individually or in the aggregate, reasonably be expected to have or result in a Material Adverse Effect, the Company and its Subsidiaries have filed all federal, provincial, local and foreign tax returns which are required to be filed, or have requested and received extensions thereof, and have paid or accrued all taxes required to be paid by them and any other assessment, fine or penalty levied against them, to the extent that any of the foregoing is due and payable, and the Company has no knowledge of a tax deficiency which has been asserted or threatened against the Company or any Subsidiary.

(cc)

General Solicitation. Neither the Company nor any person acting on behalf of the Company has offered or sold any of the Purchased Securities by any form of general solicitation or general advertising. The Company has offered the Purchased Securities for sale only to the Subscriber and certain other Subscribers who meet the criteria for the registration and prospectus exemptions set out herein and who have completed and delivered executed copies of the documents required under section 7 hereof.

(dd)

Foreign Corrupt Practices. Neither the Company, nor to the knowledge of the Company, any agent or other person acting on behalf of the Company, has (i) directly or indirectly, used any corrupt funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company (or made by any person acting on its behalf of which the Company is aware) which is in violation of law, or (iv) violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended.

(ee)

Accountants. The Company’s accountants are set forth on Schedule 5(ee) of the Disclosure Schedule. To the Company’s knowledge, such accountants, who the Company expects will express their opinion with respect to the financial statements to be included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005, are a registered public accounting firm as required by the 1933 Act.

(ff)

Acknowledgment Regarding Subscribers’ Purchase of Common Shares. The Company acknowledges and agrees that each of the Subscribers is acting solely in the capacity of an arm’s length Subscriber with respect to this Agreement and the transactions contemplated hereby. The Company further acknowledges that no Subscriber is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereby and any advice given by any Subscriber or any of their respective representatives or agents in connection with this Agreement and the transactions contemplated hereby is merely incidental to the Subscribers’ purchase of the Common Shares. The Company further represents to each Subscriber that the Company’s decision to enter into this Agreement has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

(gg)

"Foreign Issuer" Status. The Company is a “foreign issuer” with no “substantial U.S. market interest” in any class of its securities. The terms “foreign issuer” and “substantial U.S. market interest” are as defined in Rule 902 under the 1933 Act.

Exclusion of Liability of the Agent

6.

The Subscriber acknowledges that the Agent is acting as an agent in this transaction and that all warranties, conditions, representations or stipulations, other than those relating solely to the Agent, whether express or implied and whether arising hereunder or under prior agreement or statement or by statute or at common law are expressly those of the Company. The Subscriber acknowledges that no information or representation concerning the Company has been provided to the Subscriber by the Company or the Agent other than those contained in this Subscription Agreement and that the Subscriber is relying entirely upon this Subscription Agreement. No person in the employment of, or acting as agent of, the Agent has any authority to make or give any representation or warranty whatsoever in relation to the Company or the Purchased Securities. Any information given or statement made is given or made without liability or responsibility howsoever arising on the part of the Agent, and the Subscriber hereby releases the Agent from any claims that may arise in respect of any such information given or statement made.

Closing

7.

The Subscriber agrees to deliver to the Company or the Agent not later than 11:00 a.m. (Vancouver time) on March 23, 2006 (or two business days before any amended Closing Date of which the Subscriber receives notice):

(a)	this duly completed and executed Subscription Agreement;

(b)

if the Subscriber is an accredited investor resident in British Columbia, Alberta or Ontario, one manually signed and completed copy of the Accredited Investor Certificate in the form attached to this Subscription Agreement as Schedule “A”;

(c)

if the Subscriber is an eligible investor resident in British Columbia or Alberta, one manually signed and completed copy of the Eligible Investor Certificate in the form attached to this Subscription Agreement as Schedule “B”;

(d)

if the Subscriber is resident in Ontario, the Subscriber is a founder of the Company, an affiliate of a founder of the Company, a spouse, parent, brother, sister, grandparent or child of an executive officer, director or founder of the Company, or a person that is a control person of the Company, one manually signed and completed copy of the Founder, Control Person and Family Certificate in the form attached to this Subscription Agreement as Schedule “C”, including Exhibit “1” thereto;

(e)	if the Subscriber is not an individual, one manually signed and completed copy of the Exchange’s Corporate Placee Registration Form in the form attached to this Subscription Agreement as Schedule “D”;

(f)

a certified cheque or bank draft in the amount of the aggregate subscription price set forth on the face page of this Subscription Agreement made payable to “Haywood Securities Inc.” (or as the Agent may direct); and

(g)	such other documents as may be required by counsel to the Company.

8.

The sale and issuance of the Units will be completed at the offices of Response Biomedical Corp., 100-8900 Glenlyon Parkway, Burnaby, B.C. V5J 5J8, Canada, on or about March 24, 2006 (the “Closing Date”) or such other place, time or date as the Company may determine (such other date also being referred to as the Closing Date), provided that the Company shall not be required to complete the sale and issuance of the Purchased Securities unless the Subscriber shall have complied with Section 4 hereof, the conditions set forth in Section 6 hereof have been met or waived and the Company has received all of the regulatory approvals required for such issuance.

9.

The Company and the Agent shall be entitled to rely on delivery of a facsimile copy of executed subscriptions, and acceptance by the Company of such facsimile subscriptions shall be legally effective to create a valid and binding agreement between the Subscriber and the Company in accordance with the terms hereof. If less than a complete copy of this Subscription Agreement is delivered to the Company at Closing, the Company and its advisors are entitled to assume that the Subscribers accepts and agrees to all of the terms and conditions of the pages not delivered at Closing unaltered.

10.

The obligations of the Subscriber and the Company to complete the purchase and sale of the Units as contemplated hereby shall be conditional upon receipt of all regulatory approvals necessary to the purchase and sale of the Units on or before the Closing Date. In the event that this condition has not been met or waived by the Company prior to the Closing Date, the Subscriber shall not be required to purchase, and the Company shall not be required to issue and sell, any Purchased Securities, and any subscription funds received by the Company will be returned to the Subscriber without interest thereon or deduction therefrom.

11.

Upon completion of the Closing, the Company is irrevocably entitled to the Subscription Proceeds less all commissions, fees and expenses payable to the Agent, subject to the rights of the Subscriber under this Agreement and any applicable laws, and the Subscriber hereby authorizes the Agent to deliver the Subscription Proceeds less all commissions, fees and expenses payable to the Agent to the Company.

12.

At Closing, the Company will deliver to the Agent the certificates representing the Purchased Securities purchased by the Subscriber registered in the name of the Subscriber or its nominee, or as directed by the Agent.

General

13.

The Subscriber acknowledges that the Company has appointed the Agent to act as the agent of the Company to offer a portion of the Units to be placed under the Offering on a private placement basis and, in connection therewith, the Agent will receive (i) a fee equal to 7% of the gross proceeds from that portion of the Offering placed by the Agent, and (ii) a warrant to purchase that number of common shares that is equal to 7% of the number of Units placed by the Agent in the Offering, exercisable for a period of two years at a price of $0.62 per common share of the Company. Where the Agent has acted as agent in connection with the subscription, the Subscriber hereby irrevocably authorizes the Agent: (a) to act as its representative at the closing and to execute in its name and on its behalf all closing receipts and documents required; (b) to complete or correct any errors or omissions in any form or document provided by the Subscriber; (c) to receive on its behalf certificates representing the Common Shares and Warrants purchased under this Subscription Agreement; (d) to approve any opinions, certificates or other documents addressed to the Subscriber; and (e) to waive, in whole or in part, any representations, warranties, covenants or conditions for the benefit of the Subscriber and contained in this Subscription Agreement.

14.

The representations, warranties and covenants of the Subscriber herein are made with the intent that they be relied upon by the Company and the Agent in determining the suitability of a purchaser of Units and the Subscriber agrees to indemnify the Company and the Agent and their respective directors and officers against all losses, claims, costs, expenses and damages or liabilities which any of them may suffer or incur caused or arising from reliance thereon. The Subscriber undertakes to immediately notify the Company and the Agent of any change in any statement or other information relating to the Subscriber set forth herein which takes place prior to the Closing Date.

15.	Time shall be of the essence hereof.

16.

The Subscriber acknowledges its consent and requests that all documents evidencing or relating in any way to its purchase of Purchased Securities be drawn up in the English language only. Nous reconnaissons par les présentes avoir consenti et démandé que tous les documents faisant foi ou se rapportant de quelque mainière à notre achat soient rédigés en anglais seulement.

17.	The Subscriber acknowledges that it was introduced to the Company by the Agent under the terms of the Agency Agreement.

18.

This Subscription Agreement represents the entire agreement of the parties hereto relating to the subject matter hereof and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein.

19.

If any provision of this Subscription Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this agreement and such void or unenforceable provision shall be severable from this agreement.

20.	The covenants, representations and warranties contained herein shall survive the closing of the transactions contemplated hereby.

21.

This Subscription Agreement will be governed by and construed in accordance with the internal laws of British Columbia (without reference to its rules governing the choice or conflict of laws) and the laws of Canada applicable therein, and the parties hereto irrevocably attorn and submit to the exclusive jurisdiction of the courts of British Columbia with respect to any dispute related to this Subscription Agreement.

22.	This Subscription Agreement is not assignable or transferable by the parties hereto without the express written consent of the other party to this Subscription Agreement.

23.	This Subscription Agreement enures to the benefit of and is binding upon the parties to this Subscription Agreement and their successors and permitted assigns.

24.

A party to this Subscription Agreement will give all notices to or other written communications with the other party to this Subscription Agreement concerning this Subscription Agreement by hand or by registered mail addressed to the address given on page 1.

25.	This Subscription Agreement is to be read with all changes in gender or number as required by the context.

26.

The Subscriber acknowledges and consents to the fact that the Company is collecting the Subscriber’s personal information for the purposes of completing the Subscriber’s subscription. The Subscriber acknowledges and consents to the Company retaining the personal information for as long as permitted or required by applicable law or business practices and disclosing such information to the Company’s registrar and transfer agent, legal counsel and any other party involved in the purchase and sale of the Purchased Securities. The Subscriber further acknowledges and consents to the fact the Company may be required by applicable securities laws, stock exchange rules, and investment dealers association rules to disclose to regulatory authorities any personal information provided by the Subscriber respecting itself. In particular, the Subscriber’s personal information: (a) may be delivered to the Ontario Securities Commission; (b) is thereby being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation for the purposes of administration and enforcement of the securities legislation of Ontario; and (c) the public official in Ontario who can answer questions about the Ontario Securities Commission’s indirect collection of personal information is: Administrative Assistant to the Director of Corporate Finance, Suite 1903, Box 5520, Queen Street West, Toronto, Ontario, M5H 3S8, Telephone (416) 593-8086. In addition, the Subscriber’s personal information may be collected, used and disclosed by the Exchange for the following purposes: (d) to conduct background checks; (e) to verify the personal information that has been provided about each individual; (f) to consider the suitability of the individual to act as an officer, director, insider, promoter, investor relations provider or, as applicable, an employee or consultant, of the Company; (g) to consider the eligibility of the Company to list on the Exchange; (h) to provide disclosure to market participants as to the security holdings of directors, officers, other insiders and promoters of the Company, or its associates or affiliates; (i) to conduct enforcement proceedings; and (j) to perform other investigations as required by and to ensure compliance with all applicable rules, policies, rulings and regulations of the Exchange, securities legislation and other legal and regulatory requirements governing the conduct and protection of the public markets in Canada. The personal information collected may also be disclosed (k) to securities regulatory authorities in Canada or elsewhere, investigative, law enforcement or self-regulatory organizations, regulations services providers and each of their subsidiaries, affiliates, regulators and authorized agents, and they may use it in their own investigations for the purposes described above, and (l) on the Exchange’s website or through printed materials published by or pursuant to the directions of the Exchange. The Exchange may also share the personal information collected with third party service providers.

27.

The Subscriber acknowledges and agrees that all costs incurred by the Subscriber (including any fees and disbursements of any special counsel retained by the Subscriber) relating to the sale of the Purchased Securities to the Subscriber shall be borne by the Subscriber.

28.	In this Subscription Agreement (including attachments), references to “$” or “C$” are to Canadian dollars and references to “US$ are to United States dollars.

SCHEDULE “A”

ACCREDITED INVESTOR CERTIFICATE

FOR BRITISH COLUMBIA, ALBERTA AND ONTARIO PURCHASERS

TO:	RESPONSE BIOMEDICAL CORP. (the “Company”)
AND TO:	HAYWOOD SECURITIES INC. (the “Agent”)

In connection with the purchase by the undersigned subscriber (the “Subscriber”) of Units of the Company, the Subscriber hereby represents, warrants, covenants and certifies to the Company and the Agent that the Subscriber is resident in (circle place of residency) British Columbia, Alberta or Ontario and is an “accredited investor” within the meaning of National Instrument 45-106 by virtue of satisfying one of the indicated criteria as set out in Exhibit “1” to this Certificate and as so marked by the Subscriber.

Dated at _____________, this _____day of March 2006.

Name of Subscriber

Signature

If the Subscriber is a corporation, office or title of signatory

EXHIBIT “1”

[Please check the appropriate box.]

“accredited investor” means:

☐	(a)	a Canadian financial institution, or an authorized foreign bank named in Schedule III of the Bank Act (Canada);

☐	(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐	(c)

a subsidiary of any person referred to in paragraph (a) or (b) if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

☐	(d)

a person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐	(e)	an individual registered or formerly registered under the securities legislation of a jurisdiction of Canada, as a representative of a person referred to in paragraph (d);

☐	(f)	the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐	(g)

a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Québec;

☐	(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐	(i)	a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐	(j)

an individual who, either alone or with a spouse beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds C$1,000,000;

☐	(k)

an individual whose net income before taxes exceeded C$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded C$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

☐	(l)	an individual who, either alone or with a spouse, has net assets of at least C$5,000,000;

☐	(m)	a person, other than an individual or investment fund, that has net assets of at least C$5,000,000 as shown on its most recently prepared financial statements;

☐	(n)	an investment fund that distributes or has distributed its securities only to:

		(i)	a person that is or was an accredited investor at the time of the distribution,

		(ii)	a person that acquires or acquired securities in the circumstances referred to in sections 2.10 Minimum amount investment, and 2.19 Additional investment in investment funds of NI 45-106, or

		(iii)	a person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 Investment fund reinvestment of NI 45-106;

☐	(o)

an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐	(p)

a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

☐	(q)	a person acting on behalf of a fully managed account managed by that person, if that person

		(i)	is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and

		(ii)	in Ontario, is purchasing a security that is not a security of an investment fund;

☐	(r)

a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility advisor or an advisor registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐	(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐	(t)

a person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors;

☐	(u)	an investment fund that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser; or

☐	(v)	a person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as

		(i)	an accredited investor, or

		(ii)	an exempt purchaser in Alberta or British Columbia after September 14, 2005.

For the purposes hereof:

“Canadian financial institution” means (a) an association governed by the Cooperative Credit Associations Act (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (b) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada.

“financial assets” means (a) cash; (b) securities; or (c) a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation.

“investment fund” means a mutual fund or a non-redeemable investment fund, and, for greater certainty in British Columbia, includes an EVCC and a VCC.

“person” includes (a) an individual; (b) a corporation; (c) a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not; and (d) an individual or other person in that person’s capacity as a trustee, executor, administrator or personal or other legal representative.

“related liabilities” means (a) liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets; or (b) liabilities that are secured by financial assets.

“spouse” means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta).

“subsidiary” means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

Affiliate and Control

A.	an issuer is an affiliate of another issuer if (a) one of them is the subsidiary of the other; or (b) each of them is controlled by the same person.

B.

a person (first person) is considered to control another person (second person) if (a) the first person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation; (b) the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership; or (c) the second person is a limited partnership and the general partner of the limited partnership is the first person.

SCHEDULE “B”

ELIGIBLE INVESTOR CERTIFICATE

FOR BRITISH COLUMBIA AND ALBERTA PURCHASERS

TO:	RESPONSE BIOMEDICAL CORP. (the “Company”)
AND TO:	HAYWOOD SECURITIES INC. (the “Agent”)

In connection with the purchase by the undersigned subscriber (the “Subscriber”) of Units of the Company, the Subscriber hereby represents, warrants, covenants and certifies to the Company and the Agent that the Subscriber is purchasing the Units as principal for its own account, pursuant to the family, friends and business associates exemption in Section 2.5(1) of National Instrument 45-106 as an “eligible investor” by virtue of satisfying one of the indicated criteria as set out in Exhibit “1” to this Certificate and as so marked by the Subscriber.

Dated at _____________________, this _____day of March 2006.

Name of Subscriber

Signature

If the Subscriber is a corporation, office or title of signatory

EXHIBIT “1”

[Please check the appropriate box.]

“eligible investor” means:

☐	(a)	a director, executive officer or control person of the Company or an affiliate of the Company,

☐	(b)	a spouse, parent, grandparent, brother, sister or child of a director, executive officer or control person of the Company, or of an affiliate of the Company,

☐	(c)	a parent, grandparent, brother, sister or child of the spouse of a director, executive officer or control person of the Company or of an affiliate of the Company,

☐	(d)	a close personal friend of a director, executive officer or control person of the Company or of an affiliate of the Company,

☐	(e)	a close business associate of a director, executive officer or control person of the Company or of an affiliate of the Company,

☐	(f)	a founder of the Company or a spouse, parent, grandparent, brother, sister, child, close personal friend or close business associate of a founder of the Company,

☐	(g)	a parent, grandparent, brother, sister or child of the spouse of a founder of the Company,

☐	(h)	a person of which a majority of the voting securities are beneficially owned by, or a majority of the directors are, persons described in paragraphs (a) to (g), or

☐	(i)	a trust or estate of which all of the beneficiaries or a majority of the trustees or executors are persons described in paragraphs (a) to (g).

For the purposes hereof:

“close business associate” means an individual who has had sufficient prior business dealings with a director, executive officer, founder or control person of the Company to be in a position to assess their capabilities and trustworthiness. An individual is not a close business associate solely because the individual is a client, customer, former client or former customer of the Company.

The relationship between the individual and the director, executive officer, founder or control person must be direct. For example, the exemption is not available for a close business associate of a close business associate of a director of the Company.

“close personal friend” means an individual who knows the director, executive officer, founder or control person well enough and has known them for a sufficient period of time to be in a position to assess their capabilities and trustworthiness. The term “close personal friend” can include a family member who is not already specifically identified in the exemptions if the family member satisfies the criteria described above.

The relationship between the individual and the director, executive officer, founder or control person must be direct. For example the exemption is not available to a close personal friend of a close personal friend of a director of the Company.

An individual is not a close personal friend solely because the individual is: (a) a relative; (b) a member of the same organization, association or religious group; or (c) a client, customer, former client or former customer.

“control person” means (a) a person who holds a sufficient number of the voting rights attached to all outstanding voting securities of the Company to affect materially the control of the Company; or (b) each person in a combination of persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, which holds in total a sufficient number of the voting rights attached to all outstanding voting securities of the Company to affect materially the control of the Company.

“executive officer” means an individual who is: (a) a chair, vice-chair or president; (b) a vice-president in charge of a principal business unit, division or function including sales, finance or production; (c) an officer of the Company or any of its subsidiaries and who performs a policy-making function in respect of the Company; or (d) performing a policy-making function in respect of the Company.

“founder” means a person who: (a) acting alone, in conjunction, or in concert with one or more persons, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of the Company; and (b) at the time of the trade is actively involved in the business of the Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of the ______day of March 2006

If a Corporation, Partnership or Other Entity:	If an Individual:

Name of Entity	Signature

Type of Entity	Print or Type Name

Signature of Person Signing

Print or Type Name and Title of Person Signing

SCHEDULE “C”

FOUNDER, CONTROL PERSON AND FAMILY CERTIFICATE

FOR ONTARIO PURCHASERS

TO:	RESPONSE BIOMEDICAL CORP. (the “Company”)
AND TO:	HAYWOOD SECURITIES INC. (the “Agent”)

In connection with the purchase by the undersigned subscriber (the “Subscriber”) of Units of the Company, the Subscriber hereby represents, warrants, covenants and certifies to the Company and the Agent that the Subscriber is purchasing the Units as principal for its own account, pursuant to the Founder, Control Person and Family – Ontario Exemption in Section 2.7 of National Instrument 45-106 by virtue of satisfying one of the indicated criteria as set out in the Exhibit “1” to this Certificate and as so marked by the Subscriber.

Dated at , this day of March, 2006.

Name of Subscriber

Signature

If the Subscriber is a corporation, office or title of signatory

EXHIBIT “1”

[Please check the appropriate box.]

The Subscriber is:

☐	(a)	a founder of the Company, or

☐	(b)	an affiliate of a founder of the Company, or

☐	(c)	a spouse, parent, brother, sister, grandparent or child of an executive officer, director or founder of the Company, or

☐	(d)	a person that is a control person of the Company.

For the purposes hereof:

“affiliate” means an issuer is an affiliate of the Company if one of them is the subsidiary of the other, or each of them is controlled by the same person.

“control person” means (a) a person who holds a sufficient number of the voting rights attached to all outstanding voting securities of the Company to affect materially the control of the Company; or (b) each person in a combination of persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, which holds in total a sufficient number of the voting rights attached to all outstanding voting securities of the Company to affect materially the control of the Company.

“director” means (i) a member of the board of directors of a company or an individual who performs similar functions for a company, and (ii) with respect to a person that is not a company, an individual who performs functions similar to those of a director of a company.

“executive officer” means an individual who is: (a) a chair, vice-chair or president; (b) a vice-president in charge of a principal business unit, division or function including sales, finance or production; (c) an officer of the Company or any of its subsidiaries and who performs a policy-making function in respect of the Company; or (d) performing a policy-making function in respect of the Company.

“founder” means a person who: (a) acting alone, in conjunction, or in concert with one or more persons, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of the Company; and (b) at the time of the trade is actively involved in the business of the Company.

“person” includes (a) an individual; (b) a corporation; (c) a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not; and (d) an individual or other person in that person’s capacity as a trustee, executor, administrator or personal or other legal representative.

“spouse” means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta).

SCHEDULE “D”

FORM 4C

CORPORATE PLACEE REGISTRATION FORM

Where subscribers to a Private Placement are not individuals, the following information about the placee must be provided. This Form will remain on file with the Exchange. The corporation, trust, portfolio manager or other entity (the “Placee”) need only file it on one time basis, and it will be referenced for all subsequent Private Placements in which it participates. If any of the information provided in this Form changes, the Placee must notify the Exchange prior to participating in further placements with Exchange listed companies. If as a result of the Private Placement, the Placee becomes an Insider of the Issuer, Insiders of the Placee are reminded that they must file a Personal Information Form (2A) or, if applicable, Declarations, with the Exchange.

Placee Information:

Name: _________________________________________________________________________________________

Complete Address: _______________________________________________________________________________

Jurisdiction of Incorporation or Creation: ______________________________________________________________

(a)	Is the Placee purchasing securities as a portfolio manager (Yes/No)? ____________________________________

(b)	Is the Placee carrying on business as a portfolio manager outside of Canada (Yes/No)? _______________

          If the answer to 2(b) above was “Yes”, the undersigned certifies that:

          It is purchasing securities of an Issuer on behalf of managed accounts for which it is making the investment decision to purchase the securities and has full discretion to purchase or sell securities for such accounts without requiring the client’s express consent to a transaction;

          it carries on the business of managing the investment portfolios of clients through discretionary authority granted by those clients (a “portfolio manager” business) in ____________________ [jurisdiction], and it is permitted by law to carry on a portfolio manager business in that jurisdiction;

          it was not created solely or primarily for the purpose of purchasing securities of the Issuer;

          the total asset value of the investment portfolios it manages on behalf of clients is not less than $20,000,000; and

          it has no reasonable grounds to believe, that any of the directors, senior officers and other insiders of the Issuer, and the persons that carry on investor relations activities for the Issuer has a beneficial interest in any of the managed accounts for which it is purchasing

          If the answer to 2(a). above was “No”, please provide the names and addresses of control persons of the Placee:

Name	City	Province or State	Country

Name	City	Province or State	Country

The undersigned acknowledges that it is bound by the provisions of applicable Securities Law, including provisions concerning the filing of insider reports and reports of acquisitions (See for example, sections 87 and 111 of the Securities Act (British Columbia) and sections 176 and 182 of the Securities Act (Alberta).

Acknowledgement - Personal Information

“Personal Information” means any information about an identifiable individual, and includes information contained in sections 1, 2 and 4, as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a)	the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6B) pursuant to this Form; and

(b)	the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6B or as otherwise identified by the Exchange, from time to time.

Dated at ________________________________on March ___________, 2006.

(Name of Subscriber - please print)

(Authorized Signature)

(Official Capacity - please print)

(please print name of individual whose signature appears above)

THIS IS NOT A PUBLIC DOCUMENT

SCHEDULES TO RESPONSE BIOMEDICAL CORP.

SUBSCRIPTION AGREEMENT DATED AS OF MARCH __, 2006

SCHEDULE 5(a)
SUBSIDIARIES.

The Company has the following two subsidiaries:

Name	Jurisdiction of Incorporation, Continuance or Organization	% Voting Shares Owned By Us	% Non-Voting Shares Owned By Us
Response Development Inc. (Inactive)	Province of British Columbia	100	N/A
Response Biomedical Inc. (Inactive but for processing payroll for US employees)	State of Washington	100	N/A

SCHEDULE 5(e)
NOTICES REQUIRED TO BE FILED TO COMPLETE TRANSACTION

None

SCHEDULE 5(g)
CAPITALIZATION TABLE; STOCKHOLDER AND VOTING AGREEMENTS

[a]	Common Shares

Authorized - Unlimited common shares without par value.

Issued and outstanding	Number	Amount
	#	$

Balance, December 31, 2003	53,518,521	28,821,536
Issued for cash:
Exercise of warrants	4,795,471	2,535,613
Exercise of stock options	1,359,813	640,637
Private placement, net of issue costs	7,661,667	3,637,470
Issued as a finders fee	100,000	—
Issued as agent work fee	—	(28,478)
Balance, December 31, 2004	67,435,472	35,606,778
Issued for cash:
Exercise of stock options	265,000	141,085
Financing fees	—	(9,419)
Balance, December 31, 2005	67,700,472	35,738,444
Issued for cash:
Debenture conversion	185,714	78,000
Exercise of stock options	170,950	66,815
Exercise of Warrants	15,470	7,735
Balance	68,072,606	35,890,994

The Company has agreed to pay Dr. Anthony Holler and Mr. Todd Patrick $40,000 each as consideration for joining the board of directors of the Company and assisting with the board reorganization. Dr. Holler and Mr. Patrick have agreed to accept this payment in the form of common shares of the Company, issued at a deemed price of $0.60 per share. Accordingly, the Company will issue an aggregate of 133,332 common shares of the Company to Dr. Holler and Mr. Patrick upon closing of the Financing.

[b]	Stock option plan

The following stock options are currently outstanding:

		Options outstanding		Options exercisable

Range of	Number of	Weighted average	Weighted	Number of	Weighted
exercise	shares	remaining	average	options currently	average
prices	under option	contractual life	exercise price	exercisable	exercise price
$	#	(years)	$	#	$

0.27 - 0.39	1,091,700	0.97	0.28	1,023,675	0.27
0.40 - 0.49	235,300	4.05	0.45	128,500	0.44
0.50 - 0.59	4,154800	2.70	0.52	2,677,563	0.51
0.60 - 0.69	389,300	2.80	0.64	280,375	0.63
0.72 - 0.79	1,646,100	2.51	0.73	1,450,152	0.73
0.80 - 0.89	1,348,400	2.90	0.81	1,176,775	0.81

0.90 - 1.27	64,850	1.66	1.05	64,850	1.05
	8,930,450	2.44	0.58	6,801,890	0.58

The options expire at various dates from May 1, 2006 to March 8, 2011.

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted
	Number of	average
	optioned	exercise
	common shares	price
	#	$

Balance, December 31, 2003	6,110,350	0.49
Options granted	3,282,700	0.75
Options forfeited	(121,737)	0.73
Options expired	(270,000)	0.42
Options exercised	(1,359,813)	0.47
Balance, December 31, 2004	7,641,500	0.60
Options granted	4,055,150	0.57
Options forfeited	(562,750)	0.81
Options expired	(842,250)	0.72
Options exercised	(265,000)	0.53
Balance, December 31, 2005	10,026,650	0.57
Options granted	290,000	0.58
Options forfeited	(10,000)	0.90
Options cancelled	(175,000)	0.50
Options expired	(1,030,250)	0.53
Options exercised	(170,950)	0.32
Balance	8,930,450	0.58

The Company has 2,398,600 stock options available for issuance under the plan.

In addition to the table above, the grant of 817,500 options to remaining directors and officers has been approved by the TSX Venture Exchange as part of the transaction at an exercise price of $0.58, subject to approval by the Board of Directors following the Closing Date. These options replace an aggregate total of 817,500 options previously held by the directors and officers that expired on February 7 and February 12, 2006.

Upon the closing of the Financing, up to five new directors will be joining the Company’s board of directors. The Company has agreed to grant each of the new directors options to purchase 400,000 common shares of the Company at an exercise price of $0.58. This will be offset by the cancellation of 1,600,000 options currently held by five resigning directors.

[c]	Escrow shares

Pursuant to an escrow agreement dated December 31, 1995 and approved by the shareholders on June 19, 1996, 825,000 common shares were held in escrow as at December 31, 2004. At the shareholders meeting on June 21, 2004, the shareholders approved a resolution to amend the terms of the escrow agreement, such that the escrow release is now based on a six-year time release formula, in accordance with the policies of the TSX Venture Exchange. Previously, the escrow shares were to be released based on the Company’s cumulative cash flow. Commencing in March 2005, 825,000 common shares currently held in escrow are available for release in 12 tranches over a period of six years, with tranches available for release upon the request of the escrow holders every six months. Each of the first four tranches consists of 41,250 common shares or 5% of the total escrow shares and each of the remaining eight tranches consists of 82,500 common shares or 10% of the total escrow shares. No escrow shares have yet been requested to be released.

[d]	Common share purchase warrants

The following common share purchase warrants are outstanding:

Number of
common shares	Exercise price
issuable	$	Expiry date

1,875,000	1.15*	June 21, 2006
449,250	0.42	June 30, 2006
2,005,832	1.50	December 30, 2006
1,863,540	0.50	October 21, 2008
6,193,622	1.01

The Company is applying to the TSX Venture Exchange to have the 1,875,000 warrants issued pursuant to a June 21, 2004 financing re-priced to an exercise price of $0.90 per share. The Company is required to pay additional finders fees of $117,813 upon exercise of the 1,875,000 share purchase warrants.

Common share purchase warrant transactions are summarized as follows:

		Weighted
		average
	Number of	exercise
	warrants	price
	#	$

Balance, December 31, 2003	4,796,722	0.53
Warrants issued	6,335,917	1.19
Warrants expired	(1,251)	0.55
Warrants exercised	(4,795,471)	0.53
Balance, December 31, 2004	6,335,917	1.19
Warrants issued	2,328,260	0.48
Warrants expired	(2,455,085)	0.96
Balance, December 31, 2005	6,209,092	1.01
Warrants exercised	(15,470)	0.50
Balance	6,193,622	1.01

[d]     Convertible Debentures

On October 21, 2005, the Company issued secured convertible debentures in the aggregate face amount of $1,579,000 with a term of three-years. The debentures bear interest at 7% per annum payable quarterly. Each unit comprises a $1,000 principal amount convertible debenture and 1,190 common share purchase warrants for an aggregate amount of warrants with rights to purchase an aggregate amount of 1,879,010 common shares of the Company at a price of $0.50 per common share for a period of 2 years. The debenture conversion price is 42 cents per common share for the first two years, and 47 cents per common share in the third year. The company has the right to redeem the debentures for either cash or common shares if the price exceeds 200 per cent of the conversion price for 10 consecutive trading days.

In accordance with Section 3861 of the CICA Handbook, the entire proceeds of the debentures have been allocated to debt. The convertible debentures have been initially recorded calculated by discounting the gross debt amount by the estimated fair value of the share purchase warrants and debenture conversion option using the Black-Scholes pricing model. The discounted amount is being accreted to fair value over the term of the debenture as a non-cash charge to interest expense.

In addition, the Company paid finders’ fees totaling $14,000.

To date, debentures totaling $78,000 have been converted to common shares.

At least $7 million of the $10 million financing will be conducted in the United States and Canada by Delafield Hambrecht, Inc., pursuant to separate forms of agreements. The Company is also conducting a non-brokered private placement of up to $2 million of units, pursuant to separate forms of agreements, concurrently with the offering contemplated by the Agreement. The Purchasers acknowledge that the foregoing tables do not include any securities which may be issued pursuant to these financings.

The Purchasers also acknowledge that the foregoing tables do not include any securities which may be issued, or modifications to outstanding securities which may occur, in connection with the matters disclosed in Schedule 5(y).

SCHEDULE 5(i)

MATERIAL EVENTS SINCE LAST FISCAL YEAR END

(i)

events, occurrences and developments disclosed (i) in the SEC Reports, the Canadian Disclosure Documents or the Company’s press releases, or (ii) in the Transaction Documents or in any schedule thereto, and

(ii)	None

(iii)	None

(iv)	None

(v)	certain of the Company’s directors and officers may participate in this financing or in the other financings disclosed in Schedule 5(g) and may receive shares as discussed in Schedule 5(g).

SCHEDULE 5(j)
LITIGATION

None

SCHEDULE 5(l)
DEFAULTS AND VIOLATIONS

None

SCHEDULE 5(n)
PROPERTY THE COMPANY DOES NOT HAVE TITLE TO

The following security interests have been perfected by the registration of the following financing statements against the Company in the British Columbia Personal Property Registry:

Secured Party	Date of Reg’n /	Brief Description of Collateral
Database Reg’n #

The University of British Columbia	May 17, 1996 / 6394762	Knowledge, know-how and techniques licensed to the Corporation re: quantitative immunochromatographic assays and determinations of platelet count

The Toronto Dominion Bank	January 8, 2003 / 815190A

All present and after acquired accounts, monies, deposits from time to time on deposit in the name of the Corporation or owed to the Corporation by the secured party or TD Mortgage Corporation or TD Pacific Mortgage Corporation, or Canada Trustco Mortgage Company or The Canada Trust Company or other subsidiary or affiliate of the secured party and in the Corporation’s rights in and to those accounts, monies, deposits and proceeds thereof

Xerox Canada Limited	June 19, 2003 / 113161B	All present and future office equipment and software supplied or financed from time to time by the secured party (whether by lease, conditional sale or otherwise) whether or not manufactured by the secured party or any affiliate thereof

CLI Leasing	November 18, 2003 / 388156B	Water purification system S/N: 1086 Oasis coffee brewer S/N: 0306047589 Oasis water cooler S/N: 1090

The Company entered into an agreement to lease 31,920 square feet of multi-use business space. Pursuant to the agreement, the sub-landlord transferred to the Company, an undivided half share of equipment, with an estimated value of $775,800, to be held in common at no additional charge to the Company. The Company has use of the equipment at no additional charge throughout the term of the sublease, and any extensions thereof; provided however, that sole and exclusive ownership to all the equipment will vest in either the sub-landlord or the Company upon the first occurrence of any triggering events as follows:

(a) sole and exclusive ownership over the equipment will automatically revert to the sub-landlord upon:

(i) the expiry of the sublease or any extension thereof; or

(ii) the Company’s default of any material term or condition of the sublease; or

 (iii) the sub-landlord's termination of the sublease or the service agreement; or

(iv) the failure of the Company to remove any lien or encumbrance lodged against the lands and premises as a consequence of the Company’s activities under the sublease and/or the service agreement;

(b) subject to the head landlord's rights over leasehold improvements, sole and exclusive ownership over all equipment shall automatically vest in the Company upon:

(i) the sub-landlord's default of any material term of the head lease; or

(ii) the head landlord's termination of the head lease for reasons solely attributable to the sub-landlord's acts or omissions

SCHEDULE 5(o)
INTELLECTUAL PROPERTY RIGHTS WHICH ARE NOT ENFORCEABLE

None

SCHEDULE 5(r)
MATERIAL NON-COMPLIANCE WITH SARBANES-OXLEY

Note that, as a foreign private issuer that is not an accelerated filer, the Company is not yet subject to compliance with the requirements of Sarbanes-Oxley Act Section 404.

SCHEDULE 5(y)
ADDITIONAL DISCLOSURES

Response Biomedical Accepts Proposal to Undertake $10 Million Brokered Private Placement
 and Board Reorganization

Vancouver, British Columbia, March 16, 2006 –Response Biomedical Corp. (TSX-V: RBM, OTCBB: RPBIF), announced today that it has accepted a proposal received from potential new investors. The proposal requires the Company to arrange a brokered private placement for aggregate gross proceeds of $10 million and to undertake a restructuring of its Board.

The private placement is to consist of 20,000,000 units at a price of $0.50 per unit, each unit consisting of one common share and one-half of one common share purchase warrant. Each whole warrant shall entitle the holder thereof to purchase one common share of the Company at a price of $0.62 per share for a period of 24 months from the closing date of the private placement. The private placement will be brokered by both a US-based investment bank and a Canadian-based firm on a best efforts basis subject to regulatory approval. The Company will pay commissions in connection with the financing. The securities issued under the private placement will have a hold period under Canadian law of four months from the closing.

The proposal also provides that concurrent with and conditional upon the completion of this $10 million private placement, Dr. Anthony Holler, Mr. Todd Patrick, Mr. Ian Webb, and Mr. Richard Bear are to be appointed as directors of the Company and the five existing independent directors of the Company will resign. The current management will remain in place following the closing of the financing. As a condition of the proposal, the Company also expects to close the non-brokered financing announced on December 14, 2005 of up to $2 million at the same time and on the same terms as the above brokered financing. Completion of these financings is subject to approval by the TSX Venture Exchange.

In addition, the Company has agreed to amend the exercise price of 1,875,000 warrants granted on June 21, 2004 and expiring June 21, 2006 from an exercise price of $1.15 per common share to $0.90 per common share to reflect the market price of the Company's common shares at the date of issue.

About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its portable RAMP Platform for clinical and environmental applications. RAMP represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and for laboratory use. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. The Company has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

The securities described in this press release have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This news release shall not constitute an offer to sell or a solicitation of an offer to buy such securities in any jurisdiction in which such an offer or sale would be unlawful.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements contained in this news release relating to future results, events and expectations, including statements relating to the proposed financing, are forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F.

Contact:
Bill Radvak	Brian Korb
President & CEO	Senior Associate
Response Biomedical Corp.	The Trout Group LLC
Tel: (604) 456-6010	Tel: (212) 477-9007 ext. 23
Email: bradvak@responsebio.com	Email: bkorb@troutgroup.com

SCHEDULE 5(ee)
CONTACT INFORMATION FOR COMPANY’S ACCOUNTANTS

Ernst & Young LLP, Chartered Accountants
Pacific Centre, P.O. Box 10101
700 West Georgia Street
Vancouver, British Columbia, Canada V7Y 1C7